UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20 F ☐ Form 11 K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

ACTIVE POWER, INC.
(Exact name of registrant as specified in its charter)

N/A
Former Name if Applicable

Delaware	74-2961657
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2128 W. Braker Lane, BK12, Austin, Texas	78758
(Address of principal executive offices)	(Zip Code)

PART II RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Active Power, Inc. (“the Company”) was unable, without unreasonable effort or expense, to timely file a complete Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 (the “Third Quarter 10-Q”) with the Securities and Exchange Commission (the “SEC”) because of previously disclosed events. Specifically, as disclosed on a Form 8-K filed on November 7, 2013, the Audit Committee of the Company's Board of Directors concluded, in consultation with management and after discussion with the Company’s independent registered public accounting firm, that the Company will restate its quarterly interim financial statements for the periods ending March 31, 2013 and June 30, 2013.

The Company currently expects to file its restated financial results with its Form 10-Q/As for the quarterly periods ending March 31, 2013, and June 30, 2013 and to file its Third Quarter 10-Q no later than November 18, 2013.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven R. Fife	(512)	836-6464
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there of ? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates revenue for the three and nine months ended September 30, 2013 to be lower than the prior year comparative periods, and accordingly net loss will be greater as well.

As disclosed in the Company’s Form 8-K filed on November 7, 2013,the Company announced in error in April 2013 that it had entered into a strategic distribution agreement with Digital China Information Service Company Limited (“Digital China”). The actual party to this agreement is Qiyuan Network System Limited (“Qiyuan”). A Company employee in China represented to management that Qiyuan was a subsidiary of Digital China. Management subsequently discovered that the Company employee in China intentionally misrepresented the relationship between Qiyuan and Digital China. Qiyuan has no affiliation with Digital China. The employee is no longer with the Company.

Management of the Company concluded that the revenue recognized in the quarter ending March 31, 2013 from Qiyuan was not reasonably assured to be collectable at the date of shipment and at March 31, 2013. Therefore, the Company currently expects to reverse revenue of $4.1 million and cost of goods sold of $3.0 million in the quarter ending March 31, 2013, and the Company subsequently expects to record revenue in the third quarter of 2013 of $1.6 million and cost of goods sold of $1.2 million based on cash payments received from Qiyuan in the third quarter. For the nine months ended September 30, 2013, the combined impact of the restatement described above is a loss of $0.7 million or $0.04 per share. In addition, subsequent to September 30, 2013, the Company received additional payments of $0.2 million and has accepted a return of $1.6 million of inventory previously shipped to Qiyuan.   The Company is working diligently to complete the restatement of its financial statements and needs additional time to complete the restatement and to file its amended quarterly reports on Form 10-Q/A and the Third Quarter 10-Q.

 This Form 8-K contains forward-looking statements that involve risks and uncertainties, including statements relating to the Company's expected restated financial results. Any forward-looking statements and all other statements that may be made herein that are not historical facts are subject to a number of risks and uncertainties, and actual results may differ materially. Factors that could cause the actual results to differ materially from the results predicted include, among others, the outcome of the investigation being conducted by the Audit Committee or the inquiry being conducted by the SEC and the possibility of further adjustments to the Company's financial statements as additional analysis and review is completed.  Active Power assumes no obligation to update such forward-looking statements which are in effect only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2013	By:	/s/ Steve R. Fife
	Name:	Steven R. Fife
	Title:	Chief Financial Officer